NO ACT

PE
12-18-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001058

Received SEC
JAN 22 2009
Washington, DC 20549

January 22, 2009

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-22-09

Re: Honeywell International Inc.
Incoming letter dated December 18, 2008

Dear Mr. Larkins:

This is in response to your letter dated December 18, 2008 concerning the shareholder proposal submitted to Honeywell by Marvin O. Granath. We also have received a letter from the proponent dated December 25, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Marvin O. Granath

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Honeywell International Inc.
Incoming letter dated December 18, 2008

The proposal recommends annual increases to the benefits payable under Honeywell retirement or pension plans based on changes in the Consumer Price Index.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(7), as relating to Honeywell's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Honeywell relies.

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

U S Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N E
Washington D C 20549

December 25,2008

Re:Notice of Intention to Omit
Honeywell International
Shareholders Marvin O
Granath's proposal

To the Review Counsel

In his letter of December 18, 2008 Mr. Peter Larkin Vice President, Corporate Secretery and Deputy General Counsel has requested a confirmation of no enforcement action based on his planned omission of stockholder Marvin O Granath resolution proposed for submission to the stockholders at the 2009 annual meeting. He bases his request on the claim that the resolution seeks to micro manage the company in matters of ordinary business and to redress a personel grievance or further his own interest rather than that of shareholders. The proponent's (hereafter "my" comments) are set out below.

1. The revised proposal does not impose any management requirement on the company's Board of Directors but makes only a recommendation which it is free to reject, modify or adopt.

At it's very beginning the proposal makes it clear that it imposes no requirement, but only a recommendation. It provides:

> Resolved:that it is recommended (emphasis supplied) that the Board of Directors-----

Further, my letter of October 9, 2008 (enclosed)to Mr Larkin, signer of the companies letter of December 18,2008 requesting the letter confirming no prosecution, not only reiterates that the revised resolution will permit the Board to consider business considerations or any other relevant factors in responding to the recommendation , but states that such a review is necessary in view of the volatility of the stock market and the obvious inability to know what Honeywell's business situation would be by the time of the stockholders meeting in April , 2009. Thus it clearly not only imposes no requirement but suggests that the Board make such an evaluation and come to its own conclusion. Nowhere does Mr. Larkin's letter of December 18, 2008 explain how the plainly stated Revised Proposal or my letter of October 9, 2008 can possibly be read as imposing stockholder micromanagement on the company or it's Board of Directors.

2.Mr. Larkin's letter of December 18,2008 misstates the stated basis of the proponents proposal and contends that it seeks to redress a personal grievance or to further a personal interest.

The Larkin letter states, (p.4) "--- the Proponent - a former employee- seeks to obtain a greater pension stating he was denied an "equitable accumulation of pensions funds b virtue of his having been too late in [his] career to have taken advantage of a 401(k) plan". In fact nowhere does the explanation of the proposal or the proposal itself make such a statement. It is "supported" only by the "he" and "" [his]," which were inserted by the drafter of Mr. Larkin's letter. I do not believe I personally had an inadequate opportunity to accumulate retirement funds and thus no such personal claim was the basis of my proposed resolution.. However I have come to believe that most of the lower paid employees have not and thus have had to bear the full burden of the devaluation of their pension benefit. In contrast the stock dividend has been regularly increased to not only equal but exceed inflation.
The interests of some if not all of the stockholders are not only pecuniary. Thus they have voted on whether weapons production should be continued, the result of which could be adverse to their pecuniary interest. Moreover there are many goals that the company' revenue is allocated among e.g. future growth, competive compensation, , support of charity etc. All compete with

each other and are adverse to the stockholders short term pecuniary interest. They may or may not be in the long term. It is the Board of Directors and managements function to make the many decisions needed to seek to meet them and the many other short and long term results expected. This would continue under the proposed resolution to be the responsibility of the Board of Directors and company management. What the proposed resolution would do is to have the stockholders vote on whether the Board of Directors should be advise that maintaining the value of the benefit paid to retirees under sponsored defined benefit plans is also to be among the many goals or values of the company which it should attempt to achieve, just as it at one time was by Honeywell Inc. with no objection from, or precipitated adverse consequence for, the stockholders.

I am enclosing the printout and six copies of this letter and my letter of October 9, 2008 to Mr. Larkin. Two copies of these documents are being sent to Mr. Larkin.

Respectfully submitted,

Marvin O Granath

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

October 9, 2008

Dear Mr. Larkins

In view of the current volatility of the stock market and the obvious inability to know what Honeywell's business situation will be by the time of the stockholders meeting in April 2009 I am making two changes in the proposed resolution submitted with my letter of September 23, 2008.

The first is to delete the sentence "The corporation's income and dividend payments also increased." and add "thus increasing income" to the preceding sentence. These changes are in lines 10 and 11. The second change is to begin the resolution with the phrase "it is recommended that" and delete the general reference to the corporation. This will permit the Board to consider business considerations or any other relevant factors in responding to the resolution.

Two signed print outs of the revised proposed resolution dated October 9, 2008 are enclosed.

Sincerely,

Marvin O Granath

*** FISMA & OMB Memorandum M-07-16 ***

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

December 18, 2008

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Notice of Intention to Omit Shareowner Proposal Submitted by Mr. Marvin O. Granath

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company" or "Honeywell"), we are filing this letter by email. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are also filing six hard copies of this letter, including the related shareowner proposal (the "Proposal") submitted by Mr. Marvin O. Granath (the "Proponent") for inclusion in the Company's proxy materials for the 2009 annual meeting of shareowners (the "2009 Proxy Materials").

The Proposal and related shareowner correspondence are attached hereto as Exhibit A. The Proposal, in pertinent part, requests that Honeywell shareowners adopt the following resolution:

> Resolved: that it is recommended that the Board of Directors take appropriate action to increase the benefit, effective January1, [sic] 2008 and each January 1st thereafter, of all retired salaried employees, surviving spouses and other beneficiaries receiving a benefit with respect to such deceased retiree, under the provisions of a retirement or pension plan sponsored by Honeywell International Inc., by a minimum of the percentage rise of the U. S. Department of Labor's Consumer Price Index in the previous year.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2009 Proxy Materials. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and

Exchange Commission (the "Commission") if the Company omits the Proposal. We are sending a copy of this letter to the Proponent via FedEx (as we do not have the Proponent's email address) as formal notice of Honeywell's intention to exclude the Proposal from its 2009 Proxy Materials.

1. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7).

Exchange Act Rule 14a-8(i)(7) permits the Company to omit a shareowner proposal "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Commission has stated that a principal policy underlying consideration of proposals in light of the Rule is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Release"). The Commission clarified that "[t]he general underlying policy of this exclusion is . . . to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Id.

The Proposal relates to the administration of the Company's pension benefits plan and recommends that the board of directors provide for an annual inflation-adjusted increase in pension benefits for "all retired salaried employees" based upon increases in the Consumer Price Index ("CPI"). The Commission has long recognized that proposals concerning the amount of pension benefits, as well as other types of benefits decisions for the general employee and retiree population, relate to a company's ordinary business operations. The Staff has consistently concurred in the omission under Rule 14a-8(i)(7) of similar proposals regarding employee retirement and other benefits. As stated by the court in Curtin v. American Telephone & Telegraph Co., "the rights of pensioners are matters that are primarily the responsibility and concern of the corporate management and its directors rather than that of its stockholders." 124 F. Supp. 197, 198 (S.D.N.Y. 1954) (concluding that Commission position as aforesaid was not erroneous).

In BellSouth Corp. (Jan. 3, 2005), for example, a proponent sought a one-time percentage increase in pension benefits followed by annual benefits increases based on the CPI. The Staff concurred that the proposal could be excluded as "relating to BellSouth's ordinary business operations (i.e., employee benefits)." Id. Similarly, the Staff concurred with General Electric's determination to exclude a proposal that sought to increase company pension payments each year by 50% of the CPI increase for that year. Gen. Elec. (Jan. 22, 1991). The Staff noted that the proposal "deal[t] with a matter relating to the conduct of the [c]ompany's ordinary business operations (i.e., the operation and the benefit determinations under a pension plan)." Id.; see also ConocoPhillips (Feb. 2, 2005); Int'l Bus. Machs. Corp. (Dec. 20, 2004); Tyco Int'l Inc. (Jan. 2, 2004); ALLETE, Inc. (Mar. 5, 2003); Allied Chem. Corp. (Jan. 31, 1979).

Like the BellSouth and General Electric proposals, the Proposal relates to inflation adjustments to pension plan benefits and is thus excludable on the same grounds. By advocating an annual CPI-linked adjustment to pension plan benefits to account for inflation, the Proposal clearly attempts to regulate the Company's ability to plan, administer and implement a pension benefits plan and, in particular, decide the amounts payable thereunder to its general employee population. At December 31, 2007, Honeywell had approximately 122,000 employees, of which approximately 57,000 were located in the United States. The Company sponsors U.S. and non-U.S. defined benefit pension plans covering a majority of these employees and its retirees. Furthermore, the Company sponsors postretirement benefit plans that provide health-care benefits and life insurance coverage to eligible retirees, and covers non-U.S. employees who are not U.S. citizens by various retirement benefit arrangements. Determination of pension and other postretirement benefits involves an analysis that takes into account the Company's general compensation policies, the financial implications of benefit plans and the Company's relationship with its employees, among other factors. Because pension plan benefits (or the lack thereof) are an integral part of the Company's total compensation package for each employee, the determination of the amount and scope of these benefits is a "matter . . . of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release.

Based on the foregoing, the Company believes that Rule 14a-8(i)(7) provides a basis for omitting the Proposal from the 2009 Proxy Materials and, accordingly, requests that no enforcement action be recommended if the Company excludes the Proposal on the basis of that Rule.

2. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) (and its predecessor rule) provides a second basis for omitting proposals that, like the Proposal, seek to adjust retirement benefits if they relate "to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." The Commission has stated that the purpose of this exclusion is "to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the [company's] shareholders generally." Exchange Act Release No. 34-20091 (Aug. 16, 1983). Instead, the purpose of the proxy access rules is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Exchange Act Release No. 34-3638 (Jan. 3, 1945) (emphasis added).

The Proposal seeks to further a personal interest of the Proponent – namely, an increase in the size of the Proponent's pension benefits – an interest clearly not shared by the Company's shareowners at large. The Staff has repeatedly viewed such requests as personal claims or grievances or otherwise furthering a personal interest or resulting in a benefit to the proponent. For example, in General Electric Co. (Jan. 25, 1994), the proponent sought to increase the pensions of former employees "to compensate for the many substantial upward revisions made to the pension plan [after] these employees [including the proponent] had retired." The Staff determined that the proposal "relate[d] to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large." Id. Similarly, in Hercules, Inc. (Jan. 30, 1974), the proponent sought to retroactively confer pension benefits upon former employees (including himself) whose employment term was insufficient to permit a vested interest in the retirement plan. The Staff concurred that the proposal could be excluded because it "appear[ed] to be directly related to the enforcement of a personal claim by [the proponent] against the company (viz., that his employment was terminated before he was able to accrue the 15 years of service with the company necessary to receive a vested interest in its retirement plan)." Id.; see also Int'l Bus. Machs. Corp. (Jan. 20, 1998) (proposal by retiree sought "to raise the minimum pension to $60.00 per month for each year of service"); Int'l Bus. Machs. Corp. (Jan. 25, 1994) (same proposal); Babcock & Wilcox Co. (Feb. 24, 1975) (proposal by retiree sought increase in benefits for former employees granted early retirement).

Like the General Electric and Hercules proposals, the Proponent – a former employee – seeks to obtain a greater pension, stating he was denied an "equitable" accumulation of pension funds by virtue of his having been "too late in [his] career" to have taken advantage of a 401(k) plan. The Proposal is clearly designed to further a personal interest or result in a benefit only to the Proponent and certain other Company retirees by virtue of their status as such, rather than the shareowners at large. The vast majority of the Company's shareowners are not Company retirees and would derive no pecuniary benefit from the adoption of the Proposal. Moreover, changes in the amount or scope of pension plan benefits could result in additional costs to the Company, which could in turn be contrary to the interests of the shareowners in general. Since the Proponent seeks, through the shareowner proposal process, to vindicate a personal interest and seek a personal benefit by increasing his specific pension benefits, the Proposal is excludable under Rule 14a-8(i)(4) because the Company's "proxy materials are [not] a proper forum for airing personal claims or grievances." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

Based on the foregoing, the Company believes that Rule 14a-8(i)(4) also provides a basis for omitting the Proposal from the 2009 Proxy Materials and, accordingly, requests that no enforcement action be recommended if the Company excludes the Proposal on the basis of Rule 14a-8(i)(4).

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2009 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. Marvin O. Granath

Exhibit A

Mr. Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

October 9, 2008

Dear Mr. Larkins

In view of the current volatility of the stock market and the obvious inability to know what Honeywell's business situation will be by the time of the stockholders meeting in April 2009 I am making two changes in the proposed resolution submitted with my letter of September 23, 2008.

The first is to delete the sentence "The corporation's income and dividend payments also increased." and add "thus increasing income" to the preceding sentence. These changes are in lines 10 and 11. The second change is to begin the resolution with the phrase "it is recommended that" and delete the general reference to the corporation. This will permit the Board to consider business considerations or any other relevant factors in responding to the resolution.

Two signed print outs of the revised proposed resolution dated October 9, 2008 are enclosed.

Sincerely,
Marvin O Granath
Marvin O Granath

FISMA & OMB MEMORANDUM M-07-16

Revised Shareholder Proposal

For all or most of their careers Honeywell Inc. salaried employees, and perhaps those of other firms merged into Honeywell International Inc. , were under a defined benefit retirement plan. To adjust for the erosion of value of the dollar defined benefits Honeywell Inc. would from time to time provide a post retirement benefit increase. It discontinued this practice in the early 1990s. Since then the purchasing value of the benefits has decreased over 30% with no indication of the decrease ending. While annual inflation reduced the purchasing value of the retiree's defined benefits, it aided the increase of the plan trust assets to the extent that the contributions to the plan trust fund required of Honeywell International were sometimes less than those initially actuarially projected thus increasing income. A defined contributions plan did not exist at Honeywell Inc. until 401k plans became generally available in industry. By then it was too late in the careers of most now retired employees to permit an accumulation of sufficient funds to adequately supplement their defined benefits. In response to continuing inflation, indexing Social Security benefits to the Department of Labor's Consumer Price Index was done several years ago. Surely the social responsibility of the corporation begins with similar equitable treatment of the many engineers, scientists, executives, managerial, marketing, sales, administrative, and other salaried employees who contributed so much to making Honeywell International the highly successful and respected firm it is today. Accordingly the following is proposed for adoption.

> Resolved: that it is recommended that the Board of Directors take appropriate action to increase the benefit, effective January1, 2008 and each January 1st thereafter, of all retired salaried employees, surviving spouses and other beneficiaries receiving a benefit with respect to such deceased retiree, under the provisions of a retirement or pension plan sponsored by Honeywell International Inc., by a minimum of the percentage rise of the U. S. Department of Labor's Consumer Price Index in the previous year.

To avoid imposition of any significant unfunded liability on the trust, the resolution does not require adjustment for the decrease in the value of the defined benefits prior to 2008, though this leaves the burden of the previous decrease on the retirees. Hopefully a program for correcting this inequity will also be adopted in the near future.

Respectfully submitted, October 9, 2008

Marvin O. Granath

Marvin O. Granath

FISMA & OMB MEMORANDUM M-07-16

Mr. Thomas F Larkin
Vice President, Corporate Secretary
and Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
PO Box 4000
Morris Township, New Jersey, 07962

September 23, 2008

Dear Mr. Larkin

Enclosed are two signed print outs of a stockholder's proposal I whish to be submitted at the annual stockholders meeting to be held in April, 2009. I own 26,581 shares of common stock in Honeywell International Inc., as evidenced by my stock certificates and have 43.887 shares remaining in my Charles Schwab account. I am mailing this early to provide ample time to correct any failure to meet any requirements for submission. Please promptly advise me if there are any. Thank you.

Sincerely,

Marvin O. Granath

Marvin O Granath

FISMA & OMB MEMORANDUM M-07-16

Shareholder Proposal

For all or most of their careers Honeywell Inc. salaried employees, and perhaps those of other firms merged into Honeywell International Inc. , were under a defined benefit retirement plan. To adjust for the erosion of value of the dollar defined benefits Honeywell Inc. would from time to time provide a post retirement benefit increase. It discontinued this practice in the early 1990s. Since then the purchasing value of the benefits has decreased over 30% with no indication of the decrease ending. While annual inflation reduced the purchasing value of the retiree's defined benefits, it aided the increase of the plan trust assets to the extent that the contributions to the plan trust fund required of Honeywell International were sometimes less than those initially actuarially projected. The corporation's income and dividend payments also increased. A defined contributions plan did not exist at Honeywell Inc. until 401k plans became generally available in industry. By then it was too late in the careers of most now retired employees to permit a accumulation of sufficient funds to adequately supplement their defined benefits.In response to continuing inflation indexing Social Security benefits to the Department of Labor's Consumer Price Index was done several years ago. Surely the social responsibility of the corporation begins with similar equitable treatment of the many engineers, scientists, executives, managerial, marketing, sales, administrative, and other salaried employees who contributed so much to making Honeywell International the highly successful and respected firm it is today. Accordingly the following is proposed for adoption.

Resolved: that the Board of Directors and /or the Corporation take appropriate action to increase the benefit, effective January1, 2008 and each January 1st thereafter, of all retired salaried employees, surviving spouses and other beneficiaries receiving a benefit with respect to such deceased retiree under the provisions of a retirement or pension plan sponsored by Honeywell International Inc., by a minimum of the percentage rise of the U. S. Department of Labor's Consumer Price Index in the previous year.

To avoid imposition of any significant unfunded liability on the trust, the resolution does not require adjustment for the decrease in the value of the defined benefits prior to 2008, though this leaves the burden of the previous decrease on the retirees. Hopefully a program for correcting this inequity will also be adopted in the near future.

Respectfully submitted, Sept.23 2008

Marvin O Granath

Marvin O. Granath

FISMA & OMB MEMORANDUM M-07-16

END